Exhibit 5

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON’S WHEELER RIVER SUMMER PROGRAM
CONTINUES TO EXPAND PHOENIX DEPOSITS
Toronto, ON — August 4, 2010... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report results from a further 14 holes of its summer drill program on its Wheeler River property in Saskatchewan. High-grade mineralization at Zone A has been extended 25 metres to the northeast by WR-334, which returned 10.7% eU3O8 over 2.7 metres. The strike length of Zone B has also been extended a further 50 metres to the northeast by hole WR-333, which returned 20.7% eU3O8 over 2.2 metres. Both of these zones continue to remain open along strike. The remainder of the summer program will concentrate on Zones A and B to continue to extend the strike length and support the forthcoming resource study to be completed this year.
The results from this portion of the summer program are shown below.

			Interval	Grade	GT
Hole ID	From (m)	To (m)	(m)	(% eU3O8)	grade x thickness
WR-329	397.05	400.25	3.2	0.23	0.7
And	409.35	412.05	2.7	0.22	0.6
WR-330	403.45	404.45	1.0	1.4	1.4
WR-331			No significant results
WR-332			No significant results
WR-333	397.55	399.75	2.2	20.7	45.5
WR-334	407.75	410.45	2.7	10.7	28.9
WR-335	402.45	403.75	1.3	3.6	4.7
WR-336			No significant results
WR-337	411.65	413.85	2.2	0.13	0.3
WR-338			No significant results
WR-339			No significant results
WR-340			No significant results
WR-341A	400.30	401.10	0.8	0.27	0.2
WR-342	407.50	411.80	4.3	28.3	121.7
Zone A
An additional nine holes totalling approximately 4,111 metres continued to define Zone A. On the northeastern boundary, drill hole WR-334 returned 10.7% eU3O8 over 2.7 metres and extended this boundary at least 25 metres. Two holes (WR-335 and 338) tested the current southerly boundary of Zone A. Drill hole WR-335 returned 3.62% eU3O8 over 1.3 metres from 402.45 metres. With this intersection, Zone A is continuously mineralized over a width of 45.0 metres in this area and remains open. Drill hole WR-338 however did not return any significant results. Hole WR-342 was drilled on section 12.5 metres northwest of hole WR-311, which previously reported 6.66% U over 6.5 metres, and returned 28.28% over 4.3 metres from 407.5 metres. This hole tested a relatively un-drilled part of Zone A, where the section spacing was 70 metres, again demonstrating the presence of a high-grade “core” of mineralization. The remaining five holes tested the extreme northeast and northwest boundaries.
Holes WR-332 and 340 did not return any significant results. WR-340 attempted to test the extent of Zone A a further 25 metres to the northeast, and while intense alteration of the type usually associated with mineralization was intersected in the sandstone, no graphitic pelite was noted in the basement.

Zone B
Three holes totalling 1,404 metres tested Zone B. Drill hole WR-333 reported 20.7% eU3O8 over 2.2 metres from 397.55 metres. This hole was located 50 metres to the northeast of the discovery hole WR-258, which returned 11.82% U3O8 over 5.5 metres from 397.0 metres. This result has extended the strike of this important mineralized zone a further 50 metres. Two holes, WR-331 and WR-336, tested on section at 10-metre step outs to both the northwest and southeast of discovery hole WR-258, did not intersect any significant mineralization, indicating a narrowing of the mineralization in this area.
Gap Area
The area between Zone A and Zone B, which was approximately 200 metres in length had very few drill holes to test the potential for Zones A and B converging. WR-341A tested the midpoint of the “gap” between Zones A and B and returned 0.27% eU3O8 over 0.8 metres from 400.3 metres. The mineralization, sandstone structures and observed alteration in this hole indicate that this area is probably continuously mineralized but may be narrower at this location and the optimum zone is proving difficult to target from surface. WR-339 was located 50 metres to the SW of the last mineralized hole on Zone B, WR-266 at 3.78% U3O8 over 1.0 metres, and returned no significant mineralization
Summer 2010 Overview
A total of 31 holes have now been drilled for 14,813 metres. The results of the summer program are shown on the attached map. The average depth to the unconformity for the summer program is 396.0 metres. Five holes have been drilled on geophysical targets and thirteen, three, two, and four holes have been drilled on Zones A, B, C, and D, respectively. A further four holes tested the gaps between the mineralized zones. The planned 45 hole, 20,000 metre drill program will likely end in late August.
The Phoenix deposits are located on the Wheeler River property which is located between the McArthur River Mine and Key Lake mill complex. Denison is the operator and holds a 60% interest in the Wheeler River Property. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest. All previous and current drill results from Phoenix have been tabulated and are presented on our website at www.denisonmines.com.
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 19, 2010 filed under the Company’s profile on the SEDAR website. All drill holes reported to date were drilled at either -80 or -90 degrees, (except for WR-325 which was drilled at -75) and while the exact attitude of the mineralization remains uncertain, it is believed, at this time, that the mineralized intervals represent near true widths. All equivalent uranium values reported at a 1.0% eU3O8 cut-off unless otherwise noted.
About Denison
Denison Mines Corp. is a mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company has ownership interests in two conventional uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca Basin as well as large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer

Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.
Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development, production and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F for the financial year ended December 31, 2009, available at http://www.sec.gov, as well as the following: global financial conditions; volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; the market price of Denison’s securities; the ability to access capital; the ability of Denison to meet its obligations to its creditors; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical and processing problems; and, the potential influence of, or reliance upon, a business partner.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations, except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• Holes WR-318, WR-325, WR-327, WR-328, WR-329, WR-330, WR-332, WR-333, WR-334, WR-335, WR-337, WR-341A, and WR-342 are reported using downhole probe equivalent grade.
• This map only shows results of drilling since June 2010. Please refer to Denison website for all prior results.
• Grade*Thickness contours based on results to hole WR-342 of the summer program.
• To accompany press release dated August 4th, 2010
WR-334 10.70%eU3O8/2.7m
WR-337 0.13%eU3O8/2.2m
WR-325 0.12%eU3O8/1.5m and 0.10%eU3O8/0.3m and 0.11%eU3O8/0.7m
WR-332 0.07%eU3O8/0.9m
WR-329 0.23%eU3O8/3.15m
WR-342 28.28%eU3O8/4.3m
WR-318 9.80%eU3O8/5.1m
WR-341A 0.27%eU3O8/0.8m
WR-333 20.70%eU3O8/2.2m
WR-330 1.37%eU3O8/1.0m
WR-327 5.39%eU3O8/1.5m
WR-335 3.62%eU3O8/1.3m
WR-328 9.65%eU3O8/0.8m
Zone D
Phoenix Zone A
Phoenix Zone B
Zone C
WS Fault
grade*thickness (%U3O8(%eU3O8)*m)
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
Uranium Intersection
pelite
graphitic pelite
graphitic garnetiferous pelite
garnetiferous pelite
semipelite
quartzite
pegmatite
granitic gneiss
thrust fault
WS hangingwall fault
0
400m